AVX CORPORATION

SUBSIDIARIES OF THE REGISTRANT

As of March 31, 2001, active significant subsidiaries, all 100% owned directly or indirectly, consist of the following:

1.	AVX Corporation (Delaware)
2.	AVX Tantalum Corporation (Delaware)
3.	AVX Vancouver Corporation (Washington)
4.	Elco USA, Inc. (Delaware)
5.	AVX Israel Limited (Israel)
6.	AVX Limited (United Kingdom)
7.	AVX GmbH (Germany)
8.	AVX SRL (Italy)
9.	AVX SA (France)
10.	AVX Czech Republic sro (Czech Republic)
11.	Elco Europe GmbH (Germany)
12.	AVX/Kyocera Asia Limited (Hong Kong)
13.	AVX/Kyocera Hong Kong Limited (Hong Kong)
14.	AVX/Kyocera (Singapore) Pte Ltd. (Singapore)
15.	TPC SAS (France)
16.	AVX Asia Pte Ltd. (Singapore)
17.	AVX Asia Limited (Hong Kong)
18.	AVX Hong Kong Limited (Hong Kong)